Exhibit 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.

East West Bank	100%
East West Capital Trust I	100%
East West Capital Trust II	100%
East West Capital Statutory Trust III	100%
East West Capital Trust IV	100%
East West Capital Trust V	100%
East West Insurance Services, Inc.	100%
East West Leasing(1)	100%
American International Bancorp, Inc.(1)	100%

___________

(1)    Not currently active